UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

Enclosure: A press release dated August 11, 2023, announcing the completion of a TRY700,000,000 private placement issuance.

Istanbul, August 11, 2023

Announcement Regarding the Financing Bond Issuance

Within the scope of the issue limit of TRY8,000,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of our Company with a maturity date of 09.02.2024, an annual simple interest of 31.50%, and a nominal amount of TRY700,000,000 to qualified investors within Turkey, without public placement was completed, and the securities will be transferred to the investor accounts on 11.08.2023 (today). The issuance was advised by Ziraat Yatırım Menkul Değerler A.Ş..

Board Decision Date	: 13.04.2023

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 8,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Overseas	: Domestic
Capital Markets Board Approval Date	: 27.04.2023

Capital Market Instrument To Be Issued Info

Type	: Financing Bond
Maturity Date	: 09.02.2024
Maturity (Day)	: 182
Sale Type	: Sale to Qualified Investor
Intended Nominal Amount	: 700,000,000
Intended Maximum Nominal Amount	: 700,000,000
The country where the issue takes place	: Türkiye
Title of Intermediary Brokerage House	: Ziraat Yatırım Menkul Değerler A.Ş.
Central Securities Depository	: Central Securities Depository of Türkiye
Starting Date of Sale	: 10.08.2023
Ending Date of Sale	: 10.08.2023
Nominal Value of Capital Market Instrument Sold	: 700,000,000
Maturity Starting Date	: 11.08.2023
Issue Price	: 1
Interest Rate Type	: Fixed Rate
Interest Rate - Yearly Simple (%)	: 31.50000
Interest Rate - Yearly Compound (%)	: 33.98811
Traded in the Stock Exchange	: Yes
Payment Type	: TL Payment
ISIN Code	: TRFTCEL22427

Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was the Payment Made?
1	09.02.2024	08.02.2024	09.02.2024	15,70685
Principal/Maturity Date Payment Amount	09.02.2024	08.02.2024	09.02.2024

*The date on which the right-holders are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	31.05.2023	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 11, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 11, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)